Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

October 29, 2007
File: 100-311A

FILED VIA SEDAR
Project No. 01158053

British Columbia Securities
Alberta Securities Commission
Commission d’accès à l’information
Manitoba Securities Commission
Ontario Securities Commission

Attention:  Statutory Filings

Dear Sirs:

Re: 43-101 Technical Report – Joanna Property

Further to the Company’s news release dated September 13, 2007, and in accordance with National Instrument 43-101, enclosed herewith are the following documents:

▪

Technical Report Resource modeling & estimation update Joanna Gold deposit, prepared for Aurizon Mines Ltd., dated October 26, 2007, by Geostat Systems International Inc. (the “Technical Report”).

▪

Consent of Authors, namely, M. Dagbert, P. Eng., and Claude Duplessis, P. Eng.

Should you have any questions concerning the enclosed documents, please do not hesitate to contact the writer at the above numbers.

Yours very truly,

AURIZON MINES LTD.

“Signed” David P. Hall,
President & Chief Executive Officer

/jask
Enclosures

cc:\encl:

U.S. Securities and Exchange Commission

(VIA EDGAR - FORM 6K)

DuMoulin Black

Attn: Mary Collyer=